Exhibit 99.1

James Hardie Industries NV ARBN 097 829 895 Incorporated in the Netherlands.The liability of its members is Limited
19 March 2004
GPO Box 3935 Sydney NSW 2001 Australia

James Hardie and the Foundation Inquiry

You may be aware that the NSW Government has established an inquiry into how the Medical Research and Compensation Foundation was set up in 2001. The inquiry has been prompted by statements made last October by the Foundation that it was unlikely to have sufficient funds to meet projected future asbestos compensation claims.

The inquiry started this week. As expected, it attracted significant media interest and this is likely to continue until June 30, when the inquiry is due to report. Based on the media coverage so far, it appears that some of the coverage will be negative and inaccurate.

I want to reassure you that:

☐	James Hardie welcomes the inquiry and is cooperating fully with it. The inquiry will allow the facts to be properly laid out and scrutinised, and we are hopeful that it will ultimately lay to rest many of the incorrect allegations that have been made against James Hardie group companies.
☐	The Foundation was setup after considering expert advice and other information. On this basis, the Board at the time believed that sufficient funds were set aside to meet future claims. There was no evidence to suggest otherwise at the time.
☐	The provision of extra funds, beyond what was legally required, was judged by the Board at the time to be in the best interests of future claimants as well as shareholders.
☐	The establishment of the Foundation and the subsequent restructuring of the James Hardie group did not reduce the funds available for compensation, or alter legitimate claimants’ rights to compensation.

We are alarmed and troubled by the Foundation’s forecasts that future claims could be as much as three times higher than were forecast by experts at the time it was established. This suggests there is a much wider issue emerging in Australia generally, that will also affect the vast majority of claims, which won’t involve the two former James Hardie subsidiaries. We hope the inquiry will recommend how these broader and more complex issues could be properly understood, and ultimately addressed for the benefit of all asbestos claimants.

To help keep you informed as the inquiry progresses we have created a special section on our Investor Relations website, with all the company’s releases, presentations and statements about the inquiry. Our next issue of HardieNews will cover in more detail what we know about the inquiry and key aspects of our position, and we will send this to all shareholders. In the meantime, if you have any questions or comments, please direct them to Alan Kneeshaw, via email to alan.kneeshaw@jameshardie.com.au or phone him on (02) 8274 5274.

Yours sincerely

/s/ Alan McGregor

Alan McGregor AO
Chairman